FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

Athens, July 29th 2016

PRESS RELEASE

National Bank of Greece S.A. (NBG) announces that, by decision of its Board of Directors during its session taking place on 28/7/2016 and following relevant proposal of its Corporate Governance and Nominations Committee, Mr. Charalampos Makkas was elected as a new non-executive member of the Board of Directors.

Mr. Charalampos Makkas has extensive experience of over 35 years in the financial sector. During his long career he has held a number of senior managerial positions in the banking sector while he has served on the Board of Directors of several companies while he previously served since 2012 as Representative of the Hellenic Financial Stability Fund on NBG Board of Directors.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 29th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 29th, 2016

Director, Financial Division